NOTE F
Shareholders meeting
On December 19, 2003, the shareholders of the Fund approved an Agreement and Plan of Reorganization between the Fund and the Acquiring Fund. The number of votes cast for and against and that abstained from voting were as follows:
923,333 FOR, 60,785 AGAINST and 71,807 ABSTAINED.

The Agreement and Plan of Reorganization provided for the transfer of substantially all of the assets and liabilities of the Fund for shares of beneficial interest of the Acquiring Fund. After this transaction and as of the close of business on December 19, 2003, the Fund was terminated. The financial statements presented herein reflect the position of the Fund prior to the exchange of net assets and termination of the Fund.

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